RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia
Tel: 03 21613833, 20323833 Fax: 03 21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

31 December 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

[redacted]

08000107

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement made by CIMB Investment Bank Berhad on behalf of the Company dated 28 December 2007, in respect of the Proposed Non-Renounceable Offer for Sale by Resorts World Limited, (an indirect wholly-owned subsidiary of Resorts World Bhd) of its entire equity interest in Genting International Public Limited Company to the Shareholders of Resorts World Bhd for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

PROCESSED
JAN 10 2008
THOMSON
FINANCIAL

TAN WOOI MENG
Group Company Secretary

RECEIVED
2008 JAN -9 A 9:42

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Exemption No. 82-3229

Form Version 2.0
General Announcement
Submitted by MB_CIMB3 on 28/12/2007 05:29:45 PM
Reference No MM-071228-60779

Submitting Merchant Bank (If applicable)	:	CIMB INVESTMENT BANK BERHAD
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	RESORTS WORLD BHD
* Stock name	:	RESORTS
* Stock code	:	4715
	:	
	:	

* Type : ● Announcement ○ Reply to query

* Subject :

RESORTS WORLD BHD ("RESORTS WORLD")

PROPOSED NON-RENOUNCEABLE OFFER FOR SALE BY RESORTS WORLD LIMITED ("RWL") (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF RESORTS WORLD) OF ITS ENTIRE EQUITY INTEREST IN GENTING INTERNATIONAL PUBLIC LIMITED COMPANY ("GIPLC") TO THE SHAREHOLDERS OF RESORTS WORLD ("PROPOSED OFS")

* <u>Contents :-</u>

1. **INTRODUCTION**

On behalf of Resorts World, we are pleased to announce a proposal by RWL to undertake a non-renounceable offer for sale of its entire equity interest in GIPLC to the shareholders of Resorts World on a date to be determined and announced later (**"Entitlement Date"**). As at 14 December 2007, RWL holds 593,719,711 ordinary shares of USD0.10 each in GIPLC (**"GIPLC Shares"**), representing approximately 6.16% equity interest in GIPLC. GIPLC is listed on the Singapore Exchange Securities Trading Limited (**"SGX-ST"**).

The exchange rates of United States Dollar ("USD") 1.00:RM3.3160 and Singapore Dollars ("SGD") 1.00:RM2.2961, being the respective middle rates as at 5.00 p.m. on 14 December 2007 as published by Bank Negara Malaysia ("BNM") have been applied for the purpose of illustration presented in this announcement.

2. **DETAILS OF THE PROPOSED OFS**

2.1 The Proposed OFS will involve a non-renounceable offer for sale by RWL of up to 593,719,711 GIPLC Shares (**"Offer Shares"**) to the shareholders of Resorts World at an offer price to be determined (**"Offer Price"**), payable in full upon acceptance, on a pro-rata basis of 1 Offer Share for every 10 ordinary shares of RM0.10 each in Resorts World (**"Resorts World Shares"**) held by the shareholders of Resorts World as at the Entitlement Date (**"Entitled Shareholders"**).

2.2 The actual number of Offer Shares to be offered under the Proposed OFS will be dependent on the issued and paid-up share capital of Resorts World (net of treasury shares) on the Entitlement Date. Entitlements to a fraction of an Offer Share arising from the Proposed OFS will be dealt with by the Boards of Directors of Resorts World and RWL (collectively referred to as the **"Boards"**) as they deem fit.

For illustrative purposes, based on the issued and paid-up share capital of Resorts World as at 14 December 2007 of 5,708,799,467 Resorts World Shares (net of treasury shares), RWL will offer for sale 570,879,946 GIPLC Shares, representing approximately 5.93% equity interest in GIPLC.

2.3 As a result of the basis of entitlement under the Proposed OFS, there may be some residual Offer Shares that are not directly offered under the Proposed OFS. Such Offer Shares, together with any Offer Shares which are not applied for or not validly taken up under the Proposed OFS (collectively referred to as "**Remaining Offer Shares**"), will be made available for excess application by the Entitled Shareholders ("**Excess Application**"). The basis of allocation under the Excess Application will be determined on a fair and equitable manner by the Boards and announced at a later date.

2.4 The Proposed OFS will not be underwritten and RWL will not be seeking any undertaking from Resorts World's shareholders to take up the Offer Shares. In the event the Offer Shares are not fully taken up under the Proposed OFS (including under the Excess Application), the Boards intend to dispose of any remaining Offer Shares held by RWL after the implementation of the Proposed OFS in the open market and/or through other methods which the Boards may deem appropriate and in the best interest of Resorts World and its subsidiaries ("**Resorts World Group**") (subject to compliance with applicable rules/laws).

2.5 The Offer Price will be fixed by the Boards and announced at a later date. The Boards intend to fix the Offer Price at the RM-equivalent of RWL's average cost of investment in the Offer Shares after taking into account the estimated expenses relating to the Proposed OFS and the then prevailing USD:RM exchange rate.

For illustrative purposes, based on RWL's total cost of investment in the Offer Shares of USD158,786,434 as at 30 September 2007 and estimated expenses relating to the Proposed OFS of RM1,500,000, the indicative Offer Price would be approximately RM0.89 per Offer Share, which is equivalent to approximately SGD0.388 per Offer Share, representing a discount of approximately 43.8% to the 5-day volume weighted average market price of GIPLC Shares up to 14 December 2007 of SGD0.691 per share.

2.6 The total proceeds to be raised under the Proposed OFS cannot be determined at this juncture as it will depend on the Offer Price as well as the actual number of Offer Shares taken up by the Entitled Shareholders.

For illustrative purposes, assuming full take-up of the Offer Shares by the Entitled Shareholders (including under the Excess Application) and based on the indicative Offer Price and estimated expenses as set out in Section 2.5 above, the total net proceeds will amount to approximately RM526.91 million.

The proceeds raised from the Proposed OFS (after deducting the expenses relating to the Proposed OFS) will be utilised for the Resorts World Group's working capital and/or for investments and/or acquisitions (including the repayment of borrowings taken to make such investments and/or acquisitions, if any) as and when such opportunities arise.

2.7 The Offer Shares, which are existing issued and paid-up shares in GIPLC, will be offered to the Entitled Shareholders free from all encumbrances and will rank equally in all respects with the other existing GIPLC Shares with all rights and entitlements attached including rights to voting, dividends and distributions, the entitlement date of which is on or after the date of crediting of the Offer Shares.

2.8 RWL's costs and dates of investment in the Offer Shares are as set out in Table 1.

2.9 Barring any unforeseen circumstances, RWL expects to complete the Proposed OFS by end of the first quarter of 2008.

3. INFORMATION ON GIPLC

GIPLC was incorporated in the Isle of Man on 16 August 1984 as a private limited company under the name of Genting Overseas Limited and changed its name to Genting International Limited on 19 November 1986. Subsequently, the company was converted to a public limited company on 20 March 1987 and assumed its present name on 6 July 1993. GIPLC was listed on the Luxembourg Stock Exchange on 30 April 1990 and its shares were quoted on The Central Limit Order Book International, Singapore in September 1991. Subsequently, GIPLC was listed on the Main Board of the SGX-ST on 12 December 2005 and delisted from the Euro MTF Market of the Luxembourg Stock Exchange on 22 March 2007.

As at 14 December 2007, the authorised share capital of GIPLC is USD2,000,000,000 comprising 20,000,000,000 GIPLC Shares and its issued and paid-up share capital is USD963,114,920 comprising 9,631,149,201 GIPLC Shares.
GIPLC is principally an investment holding company. The principal activities of GIPLC's subsidiaries include acquisitions, development and operation of integrated resorts, operation of casinos, investments, provision of international sales and marketing services and information technology related services to leisure and hospitality related businesses.

In 2006, GIPLC group acquired the entire issued and paid-up share capital of Stanley Leisure plc *(now known as Genting Stanley plc)* (**"Genting Stanley"**), the largest casino operator in the United Kingdom through a cash offer of 860 pence per share for the entire equity interest in Genting Stanley. Genting Stanley was subsequently delisted from the London Stock Exchange on 17 November 2006.

On 8 December 2006, the Singapore Government awarded a contract to build an integrated resort on Sentosa Island, Singapore (which is named Resorts World at Sentosa) to a consortium comprising GIPLC and Star Cruises Limited (**"SCL"**). Subsequently, SCL withdrew from the consortium, allowing GIPLC to have 100% equity stake and full control over the said Sentosa integrated resort project.

On 3 December 2007, GIPLC announced that Palomino Limited, a wholly-owned subsidiary of GIPLC, has acquired 9.38% of the issued and paid-up share capital of Rank Group plc, a company listed on the London Stock Exchange. Rank Group plc is the second largest bingo and the second largest casino operator in the United Kingdom, which also operates on-line gaming. Subsequently, GIPLC had on 13 December 2007, increased its shareholding in Rank Group plc to 10%.

GIPLC's consolidated net assets and profit after taxation and minority interest (**"PATAMI"**) are SGD1,338.1 million and SGD56.9 million respectively, based on its audited consolidated financial statements for the financial year ended 31 December 2006.

Table 2 sets out a summary of GIPLC's financial information based on its audited consolidated financial statements for the financial years ended 31 December 2004 to 2006 and its latest announced unaudited financial statement for the 9-month period ended 30 September 2007.

(Source: GIPLC's Prospectus dated 2 December 2005, Annual Report 2006, Offer Information Statement dated 17 August 2007, and announcements dated 3 December 2007 and 17 December 2007)

4. RATIONALE FOR THE PROPOSED OFS

The Proposed OFS will enable the Resorts World Group to divest its stake in GIPLC in a manner that provides the Entitled Shareholders with an opportunity to have a direct participation in the prospects and future performance of GIPLC at a potential discount to the market price. The divestment is intended to allow the Resorts World Group to streamline its investments, as part of a continuous review of the Resorts World Group's strategic positioning and interests worldwide.

5. EFFECTS OF THE PROPOSED OFS

5.1 Share capital and substantial shareholders' shareholdings

The Proposed OFS will not have any effect on Resorts World's issued and paid-up share capital or the substantial shareholders' shareholdings in Resorts World as the Proposed OFS does not involve Resorts World Shares.

5.2 Earnings

Save for foreign exchange translation related gain/loss on disposal, if any, the Proposed OFS is not expected to result in a material net gain or loss for the Resorts World Group as the Offer Shares are intended to be offered at RWL's average cost of investment in the Offer Shares after taking into account the estimated expenses relating to the Proposed OFS and the then prevailing USD:RM exchange rate.

The Proposed OFS is not expected to have a material effect on the Resorts World Group's earnings as GIPLC's results are neither consolidated nor equity accounted for. GIPLC is accounted for as an investment, where contributions to earnings are in the form of dividend income. GIPLC has not declared any dividend since its listing on the SGX-ST.

5.3 Net assets per share and gearing

Save for foreign exchange translation related gain/loss on disposal, if any, the Proposed OFS is not expected to have a material effect on Resorts World Group's net assets as the Offer Shares are intended to be offered at RWL's average cost of investment in the Offer Shares after taking into account the estimated expenses relating to the Proposed OFS and the then prevailing USD:RM exchange rate.

The Proposed OFS is not expected to have a material effect on Resorts World Group's gearing.

6. APPROVALS REQUIRED

The Proposed OFS is conditional upon the following approvals being obtained:

(i) the Securities Commission ("SC"), for which the application was submitted today;

(ii) BNM, on behalf of the Entitled Shareholders; and

(iii) any other relevant authorities, if required.

7. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

The GIPLC Shares under the Proposed OFS will be offered to the Entitled Shareholders on a pro-rata basis, and on the same terms to all the Entitled Shareholders. As such, none of Resorts World's Directors, major shareholders and/or persons connected to them have any interest (direct or indirect) in the Proposed OFS, save for their respective pro-rata entitlements to the Offer Shares in their capacities as Resorts World's shareholders (where applicable) and their right to apply for any Remaining Offer Shares under the Excess Application, which are also available to all the other Entitled Shareholders. The basis of allocation under the Excess Application will be made on a fair and equitable manner as mentioned in Section 2.3 above, and on the same terms to all the Entitled Shareholders who apply for excess shares.

8. DIRECTORS' STATEMENT

The Board of Directors of Resorts World, having considered all aspects of the Proposed OFS, is of the opinion that the Proposed OFS is in the best interest of the Resorts World Group

9. **DEPARTURE FROM THE POLICIES AND GUIDELINES ON ISSUE/OFFER OF SECURITIES OF THE SC ("SC GUIDELINES")**

There is no departure from the SC Guidelines in respect of the Proposed OFS.

10. **SHAREHOLDERS WITH FOREIGN ADDRESS**

Upon obtaining all approvals for the Proposed OFS, a Prospectus and accompanying offering documents (collectively, the "**Documents**") setting out the full details of the Proposed OFS, including procedures for acceptance, payment and excess application, will be sent to the Entitled Shareholders at their addresses in Malaysia as stated in Resorts World's Record of Depositors (" **ROD**") maintained with Bursa Malaysia Depository Sdn Bhd ("**Bursa Depository**") or Register of Members ("**ROM**") maintained with Resorts World's Registrar, Genting Management and Consultancy Services Sdn Bhd ("**Registrar**").

The Documents are not intended to comply with the laws of any jurisdictions other than Malaysia (and Singapore with respect to the procedures for acceptance and payment) and will not be lodged, registered or approved under any applicable securities or equivalent legislation (or with or by any regulatory authority or other relevant body) of any jurisdiction other than Malaysia.

As a result, the Documents will not be sent to the Entitled Shareholders who do not have an address in Malaysia as stated in Resorts World's ROD or ROM and who have not provided Bursa Depository or the Registrar with addresses in Malaysia for the service of notices or documents prior to the Entitlement Date ("**Foreign Holders**"). However, Foreign Holders may collect the Documents from the Registrar at Genting Management and Consultancy Services Sdn Bhd, 23rd Floor Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, which will be entitled to request for such evidence as it deems necessary to satisfy itself as to the identity and authority of the person collecting the Documents.

Alternatively, Foreign Holders who wish to change their address in the ROD or ROM to a Malaysian address should inform their respective stockbrokers or the Registrar respectively. Any such change must be completed before the Entitlement Date.

Foreign Holders shall have no claims against Resorts World, RWL, GIPLC and/or any of the advisers for the Proposed OFS in respect of their participation/entitlement and the relevant laws of any jurisdiction other than Malaysia, to which they are subject.

11. **OTHER INFORMATION**

As GIPLC Shares are listed on the SGX-ST, all transfers and dealings in GIPLC Shares are effected through The Central Depository (Pte) Limited. Further, as GIPLC Shares are traded on the SGX-ST in lot sizes of 1,000 shares (being 1 board lot), the Entitled Shareholders may be allocated odd lots of GIPLC Shares, as a result of the basis of entitlement under the Proposed OFS.

In this regard, the Boards intend to have arrangements in place to facilitate the transfers and dealings in the Offer Shares for the accepting Entitled Shareholders. Details on such arrangements, together with full details on procedures for acceptance, payment and excess application, will be set out in the Documents mentioned in Section 10 above.

12. **ADVISER**

CIMB Investment Bank Berhad has been appointed as the adviser for the Proposed OFS.

This announcement is dated 28 December 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Ann _28Dec_ _table_.px

Table 1 - RWL's costs and dates of investment in the Offer Shares

Date of investment	No. of GIPLC Shares	Cost per GIPLC Share[1] USD	Total cost USD
06.05.2005	329,087,489[2]	0.183	60,223,010
10.05.2005	26,136,384[3]	0.176	4,600,000
17.09.2007	238,495,858[4]	0.394	93,963,424
Total	593,719,711		158,786,434

Notes:

[1] *The cost per GIPLC Share has been subject to rounding adjustments.*

[2] *Issued to RWL pursuant to the disposal by RWL of its 11.84% equity interest in London Clubs International plc to Palomino Limited (a wholly-owned subsidiary of GIPLC).*

[3] *Issued to RWL pursuant to the disposal by RWL of its 100% equity interest in Geremi Limited to GIPLC.*

[4] *Issued to RWL pursuant to GIPLC's rights issue.*

Based on the above, RWL's average cost of investment in the 593,719,711 GIPLC Shares is USD0.267 per GIPLC Share.

Table 2 - Summary of GIPLC's financial information

		Audited — Financial years ended 31 December 2004	2005	2006	Unaudited 9-month period ended 30 September 2007
Turnover	*SGD 000*	34,036	60,983	292,909	587,63[illegible]
Profit before tax ("PBT") / (Loss before tax) ("LBT")	*SGD 000*	25,278	116,254	67,971	(411,074
PATAMI / (Loss after tax and minority interest)	*SGD 000*	24,589	110,034	56,909	(379,592
Gross earnings/(loss) per share[1]	*cent*	1.24	2.82	1.25	(5.91
Net earnings/(loss) per share[2]	*cent*	1.21	2.67	1.05	(5.4[illegible]
Weighted average number of ordinary shares in issue	*000*	2,038,277[#]	4,116,032	5,441,255	6,950,59
Total borrowings[3]	*SGD 000*	126,135	16	1,437,311	1,345,70
Gearing[4]	*times*	0.71	*	1.07	0.3

Notes:

\# *Adjusted for GIPLC's rights issue of 2,365,745,405 new GIPLC shares on 22 April 2005 for comparison purposes.*

* *Negligible.*

[1] *Based on PBT/LBT over the weighted average number of ordinary shares in issue.*

[2] *Based on PATAMI/loss after tax and minority interest over the weighted average number of ordinary shares in issue.*

[3] *All interest-bearing debts.*

[4] *All interest-bearing debts over shareholders' equity.*

(Source: GIPLC's Annual Report 2005 and 2006 and latest announced unaudited financial statement for the 9-month period ended 30 September 2007)

Commentaries:

(i) Financial year ended 31 December 2004

GIPLC and its subsidiaries ("GIPLC Group")'s turnover increased in 2004 due to the increase in commissions earned and higher interest income from investment in interest-bearing assets.

Accordingly, the GIPLC Group's PBT increased in 2004 due to the higher revenue as well as the increase in unrealised fair value gains on trading investments and unrealised exchange gains on bank deposits.

(Source: Resorts World's Circular dated 13 June 2005)

(ii) Financial year ended 31 December 2005

The GIPLC Group's turnover increased by 138.24% from SGD34.0 million in 2004 to SGD81.0 million in 2005 mainly due to the first-time contribution from Maxims Casino Club, London that posted SGD28.5 million to the GIPLC Group revenue, higher interest income by SGD5.0 million, higher dividend income by SGD8.0 million, higher revenue from the GIPLC Group's information technology application related services and higher international sales and marketing commission earned.

The GIPLC Group's PBT increased by 359.68% from SGD25.3 million in 2004 to SGD116.3 million in 2005 due to fair value gains on investments held for trading and investments amounting to SGD114.3 million in 2005 as compared to SGD10.1 million in 2004. The GIPLC Group registered a gain of SGD3.7 million arising from the disposal of a 50% interest from the initially held 100% stake in Maxims Casino Club, London to Genting Stanley.

(Source: GIPLC's Annual Report 2005)

(iii) Financial year ended 31 December 2006

The GIPLC Group's turnover increased by 261.60% from SGD81.0 million in 2005 to SGD292.9 million in 2006 mainly due to increase in revenue of SGD187.3 million from the GIPLC Group's casino and betting operations. The increase was mainly due to the consolidation of Genting Stanley from 6 October 2006.

The GIPLC Group's PBT decreased by 41.53% from SGD116.3 million in 2005 to SGD68.0 million in 2006 due to fair value loss of SGD26.9 million on investments designated as financial assets at fair value through profit or loss recognised in 2006, as compared to a fair value gain of SGD114.3 million in 2005.

(Source: GIPLC's Annual Report 2006)

(iv) 9-month period ended 30 September 2007

The GIPLC Group's turnover increased by 561.54% to SGD567.6 million, compared to turnover in the corresponding period in 2006 of SGD85.8 million. The increase is mainly due to the consolidation of revenue from Genting Stanley, which became a subsidiary of GIPLC on 6 October 2006.

The GIPLC Group recorded a LBT of SGD411.1 million for the 9-month period, mainly due to the impairment loss of SGD454.5 million on goodwill arising from GIPLC Group's acquisition of Genting Stanley in 2006. The impairment is largely attributable to the increase in gaming duty rates by the United Kingdom government effective April 2007. The increase in gaming duty was made without any prior consultation and indication with/to the United Kingdom gaming industry.

(Source: GIPLC's latest announced unaudited financial statement for the 9-month period ended 30 September 2007)

END